

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

April 8, 2011

John W. Prosser, Jr.
Executive Vice President, Finance and Administration
Jacobs Engineering Group, Inc.
1111 South Arroyo Parkway
Pasadena, CA 91105

> **Re**: **Jacobs Engineering Group, Inc.**
> **Form 10-K for the Fiscal Year Ended October 1, 2010**
> **Form 10-Q for the Period Ended December 31, 2010**
> **File No. 1-7463**

Dear Mr. Prosser:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Rufus Decker
Accounting Branch Chief